UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

LEE ENTERPRISES, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	42-0823980
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4600 E. 53rd Street, Davenport, IA	52807
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $0.01 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:                                         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our Common Stock, Class B Common Stock, and preferred stock summarize the material terms and provisions of these securities. For the complete terms of our Common Stock, Class B Common Stock, and preferred stock, please refer to our amended and restated certificate of incorporation (certificate of incorporation) and our second amended and restated by-laws (defined below) that are incorporated by reference. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware. The summary below is qualified in its entirety by reference to our certificate of incorporation and by-laws. References to “we,” “our,” “us,” the “Company,” and the like throughout this document refer to Lee Enterprises, Incorporated, a Delaware corporation, and subsidiaries.

Authorized Capital Stock

Our certificate of incorporation authorizes 15,500,000 shares of capital stock, consisting of 500,000 shares of serial convertible preferred stock, without par value, 12,000,000 shares of Common Stock, $0.01 par value per share and 3,000,000 shares of Class B Common Stock, $2.00 par value per share. There are presently no shares of Class B Common Stock or serial convertible preferred stock issued and outstanding.

Common Stock and Class B Common Stock

Voting, Dividend and Other Rights. The voting powers, preferences and rights of the Common Stock and the Class B Common Stock are identical in all respects, except that:

(1) the holders of Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share;

(2) stock dividends on Common Stock may be paid only in shares of Common Stock and stock dividends on Class B Common Stock may be paid only in shares of Class B Common Stock; and

(3) shares of Class B Common Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under “— Conversion Rights and Restrictions on Transfer of Class B Common Stock.”

Except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely or as otherwise required under Delaware law, the holders of Common Stock and Class B Common Stock vote together as a single class.

The holders of Common Stock and Class B Common Stock (if and as issued) are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Board of Directors, subject to the dividend preference of any outstanding preferred stock (if and as issued) and restrictions on the payment of dividends contained in our Credit Agreement, dated as of January 29, 2020 with BH Finance, LLC, a Nebraska limited liability company, as lender (“Credit Agreement”).

Under the Credit Agreement, we are restricted from paying cash dividends on our Common Stock and Class B Common Stock. In the event of liquidation, each share of Common Stock and Class B Common Stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and any liquidation preference of any outstanding preferred stock.

Holders of Common Stock and Class B Common Stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Conversion Rights and Restrictions on Transfer of Class B Common Stock. The Common Stock has no conversion rights. However, at the option of the holder, each share of Class B Common Stock is convertible at any time and from time to time into one share of Common Stock. In order to exercise this right of conversion, a holder of Class B Common Stock must present and surrender that holder’s certificate representing such shares of Class B Common Stock along with a written notice of the election to convert such Class B Common shares. In addition, if at any time after the initial issuance of shares of Class B Common Stock, the number of outstanding shares of Class B Common Stock falls below 560,000, as adjusted for any future stock splits, combination or stock dividends effected after the initial issuance of the Class B Common Stock, all of the outstanding shares of Class B Common Stock shall be deemed to have been converted into Common Stock.

Our certificate of incorporation provides that no holder of shares of Class B Common Stock may transfer such shares to a person other than a Permitted Transferee, consisting of family members, certain trusts, heirs and devisees, and certain charitable organizations. Upon any sale or transfer of ownership or voting rights to a transferee, other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B Common Stock will automatically convert into equal number of shares of Common Stock. Accordingly, no trading market exists for Class B Common Stock, nor do we expect one to develop if Class B Common Stock is issued in the future, and the Class B Common Stock is not listed or traded on any exchange or in any market.

Effects of Disproportionate Voting Rights. If Class B Common Stock is issued in the future, the disproportionate voting rights of the Common Stock and Class B Common Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by our stockholders other than the holders of the Class B Common Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “LEE.” The transfer agent and registrar for our Common Stock is Shareowner Services, Equiniti (EQ) Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120. Its phone number is (800) 468-9716.

Preferred Stock

Under our certificate of incorporation, we may issue up to 500,000 shares of serial convertible preferred stock. We currently have no shares of preferred stock outstanding.

Our board of directors has the authority, without further action by the stockholders, to cause the shares of preferred stock to be issued in one or more series from time to time. All shares of preferred stock of all series will be of equal rank and all shares of any particular series will be identical except as to the date or date from which dividends will be cumulative. The shares of preferred stock of different series, subject to applicable law, may vary as to the following rights, preferences, privileges and restrictions:

●	The annual dividend rate for such series and the date from which dividends on all shares of such series issued prior to the record date for the first dividend of such series shall be cumulative;

●	The redemption price or prices for such series;

●	The terms and amount of any sinking fund provided for the purchase or redemption of shares of such series; and

●

The conversion, which must be into Common Stock and not Class B Common Stock, participating or other special rights, and the qualifications, limitations or restrictions thereof, if any, of such series.

The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of the preferred stock may be greater than the rights of the Common Stock. Whenever preferred stock is to be sold under this prospectus, we will file a prospectus supplement relating to that sale which will specify such items.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of Common Stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the Common Stock.

Dividend Rights. The holders of outstanding shares of each series of preferred stock on the applicable record date shall be entitled to receive, when and as declared by our Board of Directors, dividends at an annual rate for such series, payable quarterly on the 1st day of January, April, July and October in each year. No dividend shall be declared on any series of preferred stock in respect of any quarter-yearly dividend period unless there shall likewise be declared on all shares of all series of the preferred stock then outstanding, like proportionate dividends, ratably, in proportion to the annual dividend rates fixed therefor in respect of the same quarter-yearly dividend period, to the extent that such shares are entitled to receive such a dividend for that quarter-yearly dividend period. All such dividends shall be cumulative:

●

If issued prior to the record date for the first dividend on the shares of such series, then from the date for the particular series fixed therefor by our Board of Directors at any time prior to the issuance of shares of the particular series;

●	If issued during the period commencing on a record date for a dividend and terminating at the close of the payment date for such dividend, then from such dividend payment date; and

●	Otherwise from the quarter-yearly dividend payment date next preceding the date of issuance of such shares.

This means that unless dividends on all outstanding shares of each series of preferred stock, at the annual dividend rate and from the dates for accumulation thereof fixed as provided above, shall have be paid or declared and set aside for payment for all past quarter-yearly dividend periods, but without interest on cumulative dividends, no dividends shall be paid or declared and no other distribution shall be made on the Common Stock or Class B Common Stock and no Common Stock or Class B Common Stock shall be purchased or otherwise acquired for value by us.

Under the Credit Agreement, the terms of any preferred stock we may issue are restricted. Among other restrictions, we are restricted from paying cash dividends on our preferred stock or repurchasing Capital Stock (as defined in the Credit Agreement), which includes Common Stock and any future issuance of preferred stock.

Redemption of Preferred Stock. We may, by action of the Board of Directors, redeem, in whole or in part, any series of preferred stock, at any time and from time to time, by paying, in cash, the redemption price of the shares of the particular series fixed therefor, together with a sum in the case of each share of each series to be so redeemed, computed at the annual dividend rate for the applicable series from the date on which dividends on such shares became cumulative to the date fixed for redemption, less the aggregate of the dividends paid on such shares prior to the date fixed for redemption. In the case of redemption of less than all of a particular series, we will select by lot or in such other manner as determined by our Board of Directors, the shares to be redeemed.

Liquidation Rights. Before any amount shall be paid to or any assets distributed among the holders of Common Stock or Class B Common Stock upon any liquidation, dissolution or winding up of the Company, and after paying or providing for the payment of all of our creditors, the holders of each series of preferred stock at the time outstanding shall be entitled to be paid, in cash, the amount for the particular series fixed by our Board of Directors, together will all accumulated dividends that have not been paid prior to the date of liquidation.

Conversion Rights. Each share of preferred stock of any series may, at the option of the holder thereof, be converted into Common Stock at any time prior to the close of business on the 10th day preceding the date fixed for redemption thereof, into the number of shares of Common Stock designated by our Board of Directors at the time of the authorization of such series.

Preemptive Rights. If we offer the holders of Common Stock any right to subscribe for our stock or other securities, the holders of shares of preferred stock of any series have the right to subscribe for and purchase at the same price and terms as offered to the holders of Common Stock, the number of shares or amount of securities to which they would have been entitled had all of their preferred stock been converted into Common Stock on the record date for such rights.

Other Rights. So long as any shares of preferred stock of any series are outstanding, we may not, without the consent of the holders of at least two-thirds of the total number of shares of the preferred stock of all series then outstanding:

●	Create or authorize any class of stock ranking prior to the preferred stock or create or authorize any obligation or security convertible into shares of stock of any such class;

●

Amend, alter, change or repeal any of the express terms of the preferred stock or of any series of the preferred stock then outstanding in a manner prejudicial to the holders thereof; provided, however, that if any such amendment, alteration, change or repeal would be prejudicial to the holders of one or more, but not all, of the series of the preferred stock at the time outstanding, only such consent of the holders of two-thirds of the total number of shares of all series so affected is required; or

●

Issue any shares of any series of preferred stock unless our net earnings available for the payment of dividends on the preferred stock for any twelve consecutive calendar months within the fifteen calendar months immediately preceding the calendar month within which such additional shares of stock shall be issued, shall have been at least two times the dividend requirements for a twelve months’ period upon the entire amount of the preferred stock to be outstanding immediately after such issue.

So long as any shares of preferred stock of any series are outstanding, we may not, without the consent of the holders of at least a majority of the total number of shares of the preferred stock of all series then outstanding, increase the total authorized amount of the preferred stock of all series.

Certain Effects of Authorized but Unissued Stock

We have shares of Common Stock, Class B Common Stock and preferred stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, fund employee stock purchase and executive incentive plans, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock, Class B Common Stock and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of Our Certificate of Incorporation and By-laws

Provisions of Delaware law and our certificate of incorporation and by-laws could make the acquisition of our Company and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our Company to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders.

On June 26, 2019, our Board of Directors adopted and approved, effective immediately, our second amended and restated bylaws (as amended, the “bylaws”) of the Company to, among other things:

●	provide for majority voting in uncontested director elections, instead of plurality voting;
●

provide for “proxy access” which allows a stockholder, or a group of up to 20 stockholders, owning at least three percent of the Company’s outstanding stock continuously for at least three years, to nominate and include in the Company’s annual meeting proxy materials director nominees constituting up to the greater of two directors or 20% of the Board, provided that the stockholders and nominees satisfy the requirements specified in the Second Amended and Restated Bylaws;

●

revise procedures and disclosure requirements for the nomination of directors and the submission of proposals for consideration at annual meetings of the stockholders of the Company, including, among other things, requiring that advance notice for stockholder proposals and director nominations be received between 120 days and 90 days prior to the anniversary of the immediately preceding annual meeting;

●

designate the Court of Chancery of the State of Delaware (or if such court lacks jurisdiction, any state court located within the State of Delaware or, if such state courts lack jurisdiction, the federal district court for the District of Delaware) as the sole and exclusive forum for certain legal actions, unless the Company consents in writing to the selection of an alternative forum;

●	allow for stockholder meetings by means of remote communication;
●	provide that the chairman of a stockholder meeting may adjourn any meeting of stockholders for any reason, whether or not there is a quorum present;
●	give the Board of Directors explicit authority to postpone or reschedule a stockholder meeting;
●	clarify the power of the Chairman of a stockholder meeting over the conduct of such meeting;
●

effectuate an election to be governed by Section 141(c)(2) of the Delaware General Corporation Law, which provides, among other things, greater flexibility with respect to the authority of committees of the Board of Directors;

●	clarify that vacancies on the Board of Directors may only be filled by the Board of Directors;
●	provide that special meetings of the Board of Directors may only be called by the Chairman or a majority of the directors, instead of by the Chairman or any two directors; and
●	make certain other administrative, modernizing, clarifying and conforming changes.

Item 2. Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the registrant on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12 (g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LEE ENTERPRISES, INCORPORATED

Date: April 16, 2021	By:	/s/ Timothy R. Millage
Timothy R. Millage
Vice President, Chief Financial Officer
and Treasurer